UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------


                               Amendment No. 5 to
                                   SCHEDULE TO


                             Tender Offer Statement
          Under Section 14(d)(1) of the Securities Exchange Act of 1934

                          -----------------------------

                       American Natural Energy Corporation
                       (Name of Subject Company (issuer))

                           Dune Energy, Inc., Offeror
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                          -----------------------------

8% Convertible Secured Debentures due September 30, 2006            N/A
             (Title of Class of Securities)               (CUSIP Number of Class
                                                               of Securities)

                          -----------------------------

                                   Copies to:

Alan Gaines, Chief Executive Officer                    Matthew S. Cohen, Esq.
         Dune Energy, Inc.                              Eaton & Van Winkle LLP
 3050 Post Oak Boulevard, Suite 695                   3 Park Avenue, 16th floor
         Houston, TX 77056                                New York, NY 10016
                                                            (212) 779-9910

           (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                          -----------------------------

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
    Transaction valuation*                               Amount of filing fee

         $ 4,303,750                                            $860.75
--------------------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee. The purchase price, as described herein, is fifty-five percent (55%) of the principal amount outstanding under the American Natural Energy Corporation 8% Convertible Secured Debentures due 2006 and is payable in the form of shares of the common stock, $.001 par value, of the Company, based upon the average closing price as reported on the American Stock Exchange over the ten trading days preceding the third trading day immediately preceding the date the tender offer expires. At December 26, 2006, the aggregate principal amount of the outstanding debentures that are subject to the tender offer was $7,825,000 and the closing price of the Company's common stock was $ 1.95 per share.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $860.75
                  Form or Registration No.: Schedule TO-T
                  Filing Party: Dune Energy, Inc.
                  Date Filed: December 28, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

INTRODUCTORY STATEMENT TO AMENDMENT NO. 5

      Dune Energy, Inc. (the "Company") hereby amends and supplements the Tender Offer Statement on Schedule TO-T ("Schedule TO") filed on December 28, 2006 and amended by Amendment No. 1 to the Schedule TO, filed on January 17, 2007, Amendment No. 2 to Schedule TO, dated January 19, 2007, Amendment No. 3 to Schedule TO, dated January 29, 2007 and Amendment No. 4 to Schedule TO, dated February 2, 2007 with respect to the Company's offer to purchase all of the outstanding 8% Convertible Secured Debentures (the "Debentures"), in the aggregate outstanding principal amount of $7,825,000, issued by American Natural Energy Corp., on the terms and conditions set forth in the Offer to Purchase, dated December 28, 2006, as amended, and the related letter of transmittal.

      This Amendment No. 5 to Schedule TO is the final amendment to the Schedule TO.

ITEM 4(a) Terms of the Transaction and ITEM 7(a) Source and Amount of Funds or Other Consideration of Schedule TO-T are hereby amended and supplemented by adding the following additional paragraphs:

      On February 15, 2007, the Company announced its acceptance for purchase of additional Debentures in the aggregate principal amount of $1,860,000 (the "Subsequently Tendered Debentures"), which were tendered during the subsequent offering period commenced on February 1, 2007. The consideration to be paid for the Subsequently Tendered Debentures is 524,615 shares of the Company's common stock, based upon a purchase price equal to 55% of the aggregate principal amount of the Debentures tendered divided by the average closing price of the Company's common stock for the 10 trading days ended on the Stock Calculation Date, or $1.95, as set forth in the Offer to Purchase. The Company had previously waived any Minimum Tender Amount as a condition to the tender offer.

      Together with the Initial Tendered Debentures, the Company's purchase of the Subsequently Tendered Debentures resulted in a total of $4,895,000 principal amount of Debentures having been acquired under the Tender Offer, as extended, for and in consideration of the Company's issuance of a total of 1,380,641 shares of its common stock.

      The full text of the Company's press release, relating to the results of the Company's tender offer, as subsequently extended, is filed herewith as Exhibit (a)(9) and is incorporated herein by reference.

ITEM 8. Interest in Securities of Subject Company of Schedule TO-T is hereby amended by:

      (1) deleting in its entirety the following paragraph:

      On February 1, 2007, the Company accepted for purchase the Initial Tendered Debentures, having an aggregate principal amount of $3,035,000. The total consideration to be paid for the Initial Tendered Debentures is 856,026 shares of Dune's common stock, based upon a purchase price fixed at 282 shares of Dune's common stock per $1,000 principal amount of Debentures in accordance with the formula set forth in the Offer to Purchase. The outstanding principal amount of the Initial Tendered Debentures is immediately convertible into the Conversion Shares, at the conversion price of $0.15 per share; however, interest accrued or accruing thereon is not convertible into Conversion Shares. Conversion of all of the Initial Tendered Debentures would result in the issuance to the Company of up to 20,233,333 Conversion Shares. If the outstanding Debentures other than those Debentures held by the Company - either as Company Owned Debentures or Initial Tendered Debentures - are not converted, upon the Company's conversion of the Company Owned Debentures and the Initial Tendered Debentures it would own approximately 43.2% of the issued and outstanding shares of common stock of American Natural, and if debenture holders other than the Company also convert their Debentures, approximately 32.1% of the issued and outstanding shares of the common stock of American Natural, in each case based upon 52,997,673 shares of Common Stock issued and outstanding as of November 15, 2006 (exclusive of Conversion Shares), as disclosed on American Natural's most recent quarterly filing for the nine months ended September 30, 2006 filed with the SEC on November 20, 2006.

      (2) substituting in place thereof the following paragraph:

      The Company announced on February 1, 2007 its acceptance for purchase of the Initial Tendered Debentures, having an aggregate principal amount of $3,035,000 and on February 15, 2007 its acceptance for purchase of the Subsequently Tendered Debentures, having an aggregate principal amount of $1,860,000. The consideration paid for the Initial Tendered Debentures and the Subsequently Tendered Debentures is 856,026 shares of Dune's common stock and 524,615 shares of Dune's common stock, respectively, based upon a purchase price equal to 55% of the aggregate principal amount of the Debentures tendered divided by the average closing price of the Company's common stock for the 10 trading days ended on the Stock Calculation Date, or $1.95. The outstanding principal amount of the Initial Tendered Debentures and the Subsequently Tendered Debentures (collectively, the "Tendered Debentures") is immediately convertible into the Conversion Shares, at the conversion price of $0.15 per share; however, interest accrued or accruing thereon is not convertible into Conversion Shares.

      Conversion of all of the Tendered Debentures would result in the issuance to the Company of up to 32,633,333 Conversion Shares. If the outstanding Debentures other than those Debentures held by the Company - either as Company Owned Debentures or Tendered Debentures - are not converted, upon the Company's conversion of the Company Owned Debentures and the Tendered Debentures it would own approximately 49.8% of the issued and outstanding shares of common stock of American Natural, and if debenture holders other than the Company also convert their Debentures, approximately 42.1% of the issued and outstanding shares of the common stock of American Natural, in each case based upon 52,997,673 shares of Common Stock issued and outstanding as of November 15, 2006 (exclusive of Conversion Shares), as disclosed on American Natural's most recent quarterly filing for the nine months ended September 30, 2006 filed with the SEC on November 20, 2006.


Item 12. Exhibits.

      Item 12 of the Schedule TO-T is hereby amended by adding the following exhibit:

      (a)   Tender Offer Materials


            (9) Press Release of Dune Energy, Inc., dated February 15, 2007, announcing the results of the tender offer, as subsequently extended.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated February 15, 2007


                                                /s/ Alan Gaines
                                                --------------------------------
                                                Name: Alan Gaines
                                                Title: Chief Executive Officer

                                 Exhibits Index

Exhibit No.          Description
-----------          -----------


99(a)(9) Press Release of Dune Energy, Inc., dated February 15, 2007, announcing the results of the tender offer, as subsequently extended..